June 11, 2012

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz
Jay Mumford

Re:	ECOtality, Inc. Registration Statement on Form S-3 Filed May 14, 2012 File No. 333-181374

Dear Ms. Ravitz:

On behalf of our client, ECOtality, Inc., a Nevada corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement (File No. 333-181374) on Form S-3 (the “Registration Statement”) relating to the offer and sale from time to time by the selling stockholder of up to 3,937,007 shares of the Company’s common stock, par value $0.001 per share, issuable upon conversion of a $5,000,000 unsecured convertible note held by the selling stockholder (the “Shares”).

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) contained in the comment letter from the Commission dated June 1, 2012 on the Registration Statement, which was filed with the Commission on May 14, 2012.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Where You Can Find More Information, page 19

1.	Please revise to incorporate by reference the Form 8-K filed on May 17, 2012 and the Form 10-Q filed on May 21, 2012 or advise. See, Securities Act Forms Compliance and Disclosure Interpretations Question 123.05.

Securities and Exchange Commission
June 11, 2012

In response to the Staff’s comment, the Company has updated the Registration Statement to incorporate by reference the Form 8-K filed on May 17, 2012 and the Form 10-Q filed on May 21, 2012.

Exhibits

2.	Please update your exhibit index to include the agreements filed with the Form 8-K filed on March 13, 2012.

In response to the Staff’s comment, the Company has updated the exhibit index in the Registration Statement to include the agreements filed with the Form 8-K filed on March 14, 2012.

Exhibit 5.1

3.	We note the second full paragraph on the second page of Exhibit 5.1 regarding counsel’s expertise with respect to the laws of Nevada. Please have your counsel revise their opinion to remove this qualification as to jurisdiction. See Section B.3.b of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Exhibit 5.1 has been revised to remove the qualification as to jurisdiction in compliance with Section B.3.b of Staff Legal Bulletin No. 19.

4.	We note the second sentence in the last paragraph limiting reliance on the opinion to the company. Please have your counsel revise their opinion to remove such limitation as investors are entitled to rely on the opinion. See Section B.3.d of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Exhibit 5.1 has been revised to remove the reliance limitation in compliance with Section B.3.d of Staff Legal Bulletin No. 19.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (415) 954-4961.

Sincerely,

/s/ Samuel C. Dibble, Esq.

cc: Jonathan R. Read, ECOtality, Inc.